FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1              Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2              Date of Material Change

June 10, 2014

Item 3              News Release

A news release was issued by the Company on June 10, 2014 and distributed through Marketwired and filed on SEDAR.

Item 4              Summary of Material Change

The Company has entered into a private placement subscription agreement to issue $10 million of Series A convertible preferred shares (the “Series A Preferred Shares”) to a large Canadian institutional investor. Concurrent with this transaction, Merus has also signed a letter agreement to acquire a new corporation to be incorporated by TSX Venture Exchange listed Dacha Strategic Metals Inc. (“Dacha”) which upon closing will have approximately $11 million in cash and no other assets or liabilities in exchange for Merus common shares. The $21 million in proceeds from the two financing transactions are expected to be used by the Company for future acquisition opportunities as well as for general corporate purposes.

Item 5              Full Description of Material Change

5.1              Full Description of Material Change

On June 10, 2014, the Company entered into a private placement subscription agreement to issue $10 million of the Series A Preferred Shares to a large Canadian institutional investor. Concurrent with this transaction, Merus has also signed a letter agreement to acquire a new corporation to be incorporated by TSX Venture Exchange listed Dacha which upon closing will have approximately $11 million in cash and no other assets or liabilities in exchange for Merus common shares. The $21 million in proceeds from the two financing transactions are expected to be used by the Company for future acquisition opportunities as well as for general corporate purposes.

The terms and conditions of the Series A Preferred Shares are set forth in the term sheet for Series A Preferred Shares attached as Exhibit A. The $10 million Series A Preferred Shares will pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. The Series A Preferred Shares are only redeemable by the holder if the Company does not complete a product acquisition transaction by December 31, 2014. The transaction is expected to close on July 11, 2014, subject to satisfaction of conditions to closing, including receipt of TSX and NASDAQ approval.

The letter agreement with Dacha contemplates that Dacha will convert its current liquid assets into cash and cash equivalents and contribute the proceeds to a new corporation to be incorporated by Dacha. This subsidiary will have not less than $11 million in cash and no other assets or liabilities when acquired by Merus. The purchase price will equal the total value of the cash held by the newly incorporated subsidiary and will be paid for by the issuance to Dacha of Merus common shares valued at $1.70 per share, subject to certain purchase price adjustments. Dacha will be granted certain equity participation rights and will be paid a transaction structuring fee of 3.5%, which will be paid by the issuance of Merus common shares on closing. The transaction is subject to certain conditions to closing, including completion of due diligence, approval of the TSX, NASDAQ and TSX Venture Exchange and Dacha shareholder approval. Dacha’s management and directors unanimously support the transaction. Merus and Dacha have agreed to use commercially reasonable best efforts to complete the acquisition transaction by August 15, 2014, subject to the satisfaction or waiver of the closing conditions. If a definitive acquisition agreement for the transaction has not been executed by June 30, 2014 or if the acquisition transaction has not been completed by August 31, 2014, either party may terminate today’s letter agreement.

5.2              Disclosure for Restructuring Transactions

Not applicable.

Item 6              Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7              Omitted Information

Not applicable

Item 8              Executive Officer

Andrew Patient
Chief Financial Officer
Telephone: (416) 593-3725

Item 9              Date of Report

June 10, 2014

EXHIBIT A

TERM SHEET FOR SERIES A PREFERRED SHARES

Issuer	Merus Labs International Inc. (“Merus”)
Securities Offered	10,000 Series A Preferred Shares
Offering Price	CDN$1,000 per Series A Share
Liquidation Preference Amount	CDN$1,000 per Series A Share
Redemption	The Series A Preferred Shares will only be redeemable as follows:

• by the holders of Series A Preferred Shares if Merus does not complete a “Product Acquisition Transaction” by December 31, 2014, as described below under “Mandatory Redemption”,

• by Merus in the event of a “Change of Control”, as described below under “Change of Control Redemption, and

• by Merus at its option at any time after October 31, 2019 (the “Optional Redemption Date”), as described below under “Optional Redemption”.

In the event that Merus does not exercise its option to redeem the Series A Preferred Shares within 90 days of the Optional Redemption Date, the Applicable Dividend Rate for determination of the dividends payable on the Series A Preferred Shares will increase as provided below under “Applicable Dividend Rate”.

The Series A Preferred Shares may remain outstanding indefinitely should the Series A Preferred Shares not be redeemed or converted .
Applicable Dividend Rate	The Applicable Dividend Rate for determination of the dividends payable on the Series A Preferred Shares will be as follows:

• 8% per annum from the date of issuance to the Optional Redemption Date,

•

LIBOR plus 10% per annum during the one year period following the Optional Redemption Date should Merus elect not to redeem the Series A Preferred Shares within 90 days of the Optional Redemption Date,

•

LIBOR plus 12% per annum during the period following the one year anniversary of the Optional Redemption Date should Merus elect not to redeem the Series A Preferred Shares during the one year period following the Optional Redemption Date.

Dividends

Holders of the Series A Preferred Shares will be entitled to receive, when and as declared by the Board of Directors of Merus, out of funds legally available for the payment of dividends, cumulative cash dividends at the Applicable Dividend Rate multiplied by the $1,000.00 per share Liquidation Preference, initially equivalent to $80.00 per annum per Series A Preferred Share.

Dividends on the Series A Preferred Shares will accrue daily and will be cumulative from, and including, the date of original issuance. Dividends will be payable quarterly on the 1st day of each April, July, October and January (each of which is referred to as a “dividend payment date”), provided that if any dividend payment date is not a business day, then the dividend which would have been payable on that dividend payment date will be paid on the next succeeding business day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day.

Dividends payable on the shares of Series A Preferred Shares for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Merus will pay dividends to holders of record as they appear in the stock records of Merus at the close of business on the applicable dividend record date, which will be the tenth day preceding the applicable dividend payment date, or such other date as established by Merus that is no less than 10 days and no more than 30 days preceding the dividend payment date (the “dividend record date”).

Merus will not declare or pay or set aside for payment any dividend on the shares of Series A Preferred Shares if the terms of any of the agreements to which Merus is party, including agreements relating to indebtedness of Merus, prohibit that declaration, payment or setting aside of funds or provide that the declaration, payment or setting aside of funds is a breach of or a default under that agreement, or if the declaration, payment or setting aside of funds is restricted or prohibited by law.

Notwithstanding the foregoing, however, dividends on the shares of Series A Preferred Shares will accrue regardless of whether: (i) the terms of senior existing or future indebtedness of Merus at any time prohibit the current payment of dividends; (ii) Merus has surplus or earnings; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by the Board of Directors. Accrued but unpaid distributions on the shares of Series A Preferred Shares will not bear interest, and holders of the shares of Series A Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. All dividends paid on the shares of Series A Preferred Shares will be credited to the previously accrued dividends on the shares of Series A Preferred Shares. Merus will credit any dividends paid on the shares of Series A Preferred Shares first to the earliest accrued and unpaid dividend due.

Conversion

Each outstanding Series A Preferred Share shall be convertible at any time at the option of the holder into that number of whole the common shares of Merus (the “Common Shares”) as is equal to the Liquidation Preference amount of $1,000.00 per share, plus accrued and unpaid dividends, divided by an initial conversion price of $2.20 per share. The initial conversion price and the conversion price as adjusted are referred to as the “Conversion Price”. Each Common Share issuable upon conversion of a Series A Preferred Share is referred to as a “Conversion Share”. A Series A Preferred Share called for redemption shall be convertible into Common Shares up to and including, but not after, the close of business on the date fixed for redemption unless Merus is in default in the payment of the amount payable upon redemption.

Fundamental Changes

If at any time while any Series A Preferred Shares are outstanding, Merus effects (i) any merger, consolidation, amalgamation, arrangement or combination of Merus with or into another entity, (ii) any sale of all or substantially all of its assets in one or more transactions, (iii) any tender offer or exchange offer (whether by Merus or another entity) pursuant to which holders of Common Shares are permitted to tender or exchange their common shares for other securities, cash or property, or (iv) any reclassification or recapitalization of the common shares or any compulsory share exchange pursuant to which the common shares are effectively converted into or exchanged for other securities, cash or property (other than a subdivision, consolidation or common share reorganization contemplated below under “Adjustments”) (in any such case, a “Fundamental Change”), then, upon any subsequent conversion of any Series A Preferred Shares, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion absent such Fundamental Change, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of one Common Share (the “Alternate Consideration”). If holders of common shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then each holder of Series A Preferred Shares shall be given the same choice as to the Alternate Consideration it receives upon any conversion of any Series A Preferred Shares following such Fundamental Change.

Mandatory Redemption

If Merus does not complete a “Product Acquisition Transaction”, as defined below, by December 31, 2014, at any time, the holders of the Series A Preferred Shares will have the option to cause Merus to redeem the Series A Preferred Shares for cash at a redemption price equal to the Liquidation Preference of $1,000.00 per share, plus all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the date fixed for redemption, without interest (a “Mandatory Redemption”). The holders of the Series A Preferred Shares must exercise their right to cause Merus to complete a Mandatory Redemption by 5 business days’ written notice to Merus. Upon receipt of notice of a Mandatory Redemption, Merus will complete the redemption of the Series A Preferred Shares within 15 days of receipt of the notice.

“Product Acquisition Transaction” means the completion of a pharmaceutical product acquisition with a purchase price of not less than $10,000,000 and includes the execution of a binding agreement for the completion of a Product Acquisition Transaction notwithstanding that the transaction may not have completed by December 31, 2014.

Optional Redemption

On and after the Optional Redemption Date, Merus may, at its option, upon not less than 15 nor more than 30 days' written notice, redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price equal to the Liquidation Preference of $1,000.00 per share, plus all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the date fixed for redemption, without interest. If fewer than all of the outstanding shares of Series A Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by Merus and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in an equitable manner determined by us.

From and after the redemption date, all dividends will cease to accumulate on the Series A Preferred Shares, such Series A Preferred Shares shall no longer be deemed to be outstanding, and all rights as a holder of Series A Preferred Shares will terminate with respect to such Series A Preferred Shares, except the right to receive the redemption price and all accrued and unpaid dividends up to, but excluding, the redemption date.

Change of Control Redemption

At any time during which the Series A Preferred Shares are outstanding, in the event of a “Change of Control” of Merus by a person, entity or group Merus (or the entity acquiring Merus) may, at its option, upon not less than 15 nor more than 30 days’ written notice, redeem the Series A Preferred Shares, in whole but not in part, within 120 days after the date on which the Change of Control has occurred, for cash at a redemption price equal to (i) the Liquidation Preference of $1,000.00 per share multiplied by 105%, plus (ii) all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the redemption date, without interest (a “Change of Control Redemption”). Notwithstanding the foregoing, holders of Series A Preferred Shares shall at all times have the right, up to any applicable redemption date, to convert the Series A Preferred Shares into Common Shares at a conversion price of $2.20 per share, as such conversion price may be adjusted.

A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Shares, any of following has occurred and is continuing:

•

a “person,” “group” or “entity” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of the total voting stock of Merus;

	•	Merus sells, transfers or otherwise disposes of all or substantially all of its assets; or

•

the consummation of an amalgamation, arrangement, merger, share exchange or other business combination involving Merus with another entity where the shareholders of Merus immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, securities representing 50% or more of the outstanding voting stock of the entity issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of the Board of Directors immediately prior to the merger or share exchange would not, immediately after the merger or share exchange, constitute a majority of the board of directors of the entity issuing cash or securities in the merger or share exchange.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Merus, then, before any distribution or payment shall be made to the holders of any common shares or any other class or series of junior shares in the distribution of assets upon any liquidation, dissolution or winding up of Merus, the holders of Series A Preferred Shares shall be entitled to receive out of the assets of Merus legally available for distribution to shareholders, liquidating distributions in the amount of the Liquidation Preference, or $1,000.00 per share, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to, but excluding, the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of Merus. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Merus are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all parity shares, then the holders of the Series A Preferred Shares and all other such classes or series of parity shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, the consolidation or merger of Merus with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of Merus, or a statutory share exchange shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of Merus.

Ranking	The Series A Preferred Shares will rank:

•

senior to the Common Shares and any other class or series of preferred shares that Merus may issue in the future, the terms of which specifically provide that such shares ranks junior to the Series A Preferred Shares, in each case with respect to payment of dividends and amounts distributed upon liquidation, dissolution or winding up, which are referred to as “junior shares”;

•

equal to any other class or series of preferred shares that Merus may issue in the future, the terms of which specifically provide that such shares ranks on parity with such Series A Preferred Shares, in each case with respect to payment of dividends and amounts distributed upon liquidation, dissolution or winding up (any such creation would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Shares), which are referred to as “parity shares”; and

	•	junior to all existing and future indebtedness of Merus.

Merus shall not issue any other class or series of preferred shares that rank senior to the Series A Preferred Shares, with respect to the payment of dividends and amounts distributed upon liquidation, dissolution or winding up.

Voting Rights

The Series A Preferred Shares will not have any voting rights, except as prescribed by the BCBCA and as provided below. On each matter on which holders of Series A Preferred Shares are entitled to vote, each share of Series A Preferred Shares will be entitled to one vote. So long as any shares of Series A Preferred Shares remain outstanding, Merus will not, without the affirmative vote of the holders of at least two-thirds of the Series A Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting, authorize or create any class or series of preferred shares of Merus or issue any of such shares that will rank as “parity shares”, as defined above.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Sinking Fund Provisions	The Series A Preferred Shares will not be subject to any sinking fund provisions.
Adjustments

The number of Common Shares issuable upon conversion of the Series A Preferred Shares and the Conversion Price will be subject to customary pro rata adjustments to any reflect any consolidation, stock split or other common share reorganization.

Limits on Conversion

A holder of Series A Preferred Shares (a “Holder”) shall not have the right to convert any Series A Preferred Shares to the extent that, after giving effect to such conversion, the Holder (together with the Holder’s affiliates and Persons acting jointly or in concert with such Persons (together, the “Joint Actors”)) would beneficially own in excess of 19.9% (the “Maximum Percentage”) of the number of Common Shares outstanding immediately after giving effect to such conversion on a diluted basis, assuming the conversion of all securities of the Joint Actors which are convertible into Common Shares within sixty (60) days from the proposed date of conversion.

Listing	The Series A Preferred Shares will not be listed on any stock exchange.